PROSPECTUS SUPPLEMENT
(To Prospectus dated May 1, 2013)
Filed pursuant to Rule 424(b)(5)
No. 333-187659
2,878,516 Shares of Common Stock
Warrants to Purchase up to 2,734,590 Shares of Common Stock

Lightbridge Corporation

     This prospectus supplement and the accompanying prospectus relate to the offering of 2,878,516 shares of our common stock, par value $0.001 per share, and warrants to purchase up to 2,734,590 shares of common stock at an exercise price of $2.31 per share. The securities will be sold in multiples of a fixed combination consisting of one share of common stock and a warrant to purchase 0.95 shares of common stock. Each fixed combination will be sold at a price of $1.75 per fixed combination. The warrants will be exercisable after the date that is six months and one day after the date the warrants are issued and will expire ninety (90) months following the date the warrants are issued. In this prospectus supplement, we refer to the shares and warrants collectively as the “securities.” The shares of common stock and warrants will be issued separately.

     Our common stock is listed on the NASDAQ Capital Market under the symbol “LTBR.” On November 11, 2014, the last reported per share sale price of our common stock was $2.34. We do not intend to apply for listing of the warrants on any national securities exchange or for inclusion of the warrants in any automated quotation system.

     We have retained William Blair & Company, L.L.C. to act as our exclusive placement agent in connection with this offering. See “Plan of Distribution” beginning on page S-28 of this prospectus supplement for more information regarding these arrangements. You should carefully consider the risk factors beginning on page S-10 of this prospectus supplement and set forth in the documents incorporated by reference herein before making any decision to invest in our common stock.

     Pursuant to General Instruction I.B.6 of Form S-3, the aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold or the average bid and asked price of such common equity on September 19, 2014, was approximately $35,539,605, based on 15,204,358 shares of outstanding common stock, of which 14,272,934 were held by non-affiliates. We have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus supplement.

     Investing in our common stock and warrants involves a high degree of risk. See the “Risk Factors” section beginning on page S-10 of this prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Fixed Combination	Total
Public offering price	$1.75	$5,037,403
Placement agent fee	$0.1225	$352,618
Proceeds, before expenses, to us	$1.6275	$4,684,785

______________________________________

     William Blair & Company, L.L.C. is acting as the exclusive placement agent in connection with this offering. The placement agent is not purchasing or selling any of the securities pursuant to this prospectus supplement or the accompanying prospectus. We estimate the total expenses of this offering, excluding the placement agent fee, will be approximately $280,000. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fee and net proceeds to us, if any, in this offering are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. We are not required to sell any specific number or dollar amount of the securities offered in this offering, but the placement agent will use its best efforts to sell the securities offered. It is anticipated that the shares of common stock and the warrants will be delivered against payment thereon on or before November 17, 2014.

______________________________________

William Blair

The date of this prospectus supplement is November 12, 2014

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS	1
USE OF TERMS	1
LIGHTBRIDGE CORPORATION	1
RISK FACTORS	2
FORWARD-LOOKING STATEMENTS	2
USE OF PROCEEDS	3
DESCRIPTION OF CAPITAL STOCK	3
DESCRIPTION OF WARRANTS	5
DESCRIPTION OF DEBT SECURITIES	7
DESCRIPTION OF UNITS	15
PLAN OF DISTRIBUTION	15
LEGAL MATTERS	16
EXPERTS	17
WHERE YOU CAN FIND ADDITIONAL INFORMATION	17
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	17

This prospectus supplement and the accompanying prospectus, dated May 1, 2013, are part of a registration statement on Form S-3 (File No. 333-187659) that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this “shelf” registration process, we may from time to time sell any combination of securities described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering.

i

As permitted under the rules of the SEC, this prospectus incorporates by reference important information about us that is contained in documents that we file with the SEC, but that are not attached to or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Incorporation of Certain Information by Reference” for further information.

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

     This document comprises two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock and warrants and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering or the specific terms of the securities offered varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

     You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus to which it relates and any free writing prospectus that we may authorize to be provided to you. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of securities hereunder. This prospectus is an offer to sell only the shares and warrants offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus, any applicable free writing prospectus, and the documents that we have filed with the SEC that are included or incorporated by reference in this prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of such term in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, other written or oral statements that constitute forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate and statements may be made by or on our behalf. Words such as “should,” “could,” “may,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. There are a number of important factors that could cause our actual results to differ materially from those indicated by such forward-looking statements.

     We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” in this prospectus supplement and the accompanying prospectus and may update our descriptions of such risks, uncertainties and assumptions in any prospectus supplement or in any report incorporated by reference in this prospectus supplement and the accompanying prospectus. Such risks and uncertainties, among others, include:

•	our ability to attract new customers;
•	our ability to employ and retain qualified employees and consultants that have experience in the Nuclear Industry;
•	competition and competitive factors in the markets in which we compete;
•	general economic and business conditions in the local economies in which we regularly conduct business, which can affect demand for the Company’s services;
•	changes in laws, rules and regulations governing our business;
•	development and utilization of our intellectual property, potential and contingent liabilities; and
•	the risks identified in “Risk Factors” included herein.

     We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Reference is made in particular to forward-looking statements regarding growth strategies, financial results, product and service development, competitive strengths, intellectual property rights, future market acceptance of our products, financing activities, ongoing contractual obligations and business development and marketing and sales efforts. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

     Additional disclosures regarding factors that could cause our results and performance to differ from historical or anticipated results or performance are discussed in this prospectus supplement, the accompanying prospectus, any applicable free writing prospectus, or in the reports incorporated by reference into this prospectus supplement and accompanying prospectus. You are urged to carefully review and consider the various disclosures made by us in those documents before making any investment decision. The forward-looking statements speak only as of the date made and we disclaim any obligation to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PROSPECTUS SUMMARY

     This summary highlights information about us and the offering contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus supplement, the accompanying prospectus, any applicable free writing prospectus, as well as the information incorporated by reference, before making an investment decision, especially the information presented under the heading “Risk Factors” beginning on page S-10 of this prospectus supplement, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2014, and our consolidated financial statements which are incorporated by reference.

Overview

     We are a leading nuclear fuel technology company, and participate in the nuclear power industry in the U.S. and internationally. Our business operations can be categorized into two segments: (i) nuclear fuel technology business segment - we are a developer of next generation nuclear fuel technology that has the potential to significantly increase the power output of commercial reactors, reducing the cost of generating nuclear energy and the amount of nuclear waste on a per-megawatt-hour basis and enhancing proliferation resistance of spent fuel, and (ii) nuclear consulting business segment - we are a provider of nuclear power consulting and strategic advisory services to commercial and governmental entities worldwide.

Our Nuclear Fuel Technology Business Segment

     We are developing innovative, proprietary nuclear fuel designs that can significantly enhance the nuclear power industry’s economics and increase power output by: (1) extending the fuel cycle length from 18 to 24 months while simultaneously providing an increase in power output of up to 10% in existing pressurized water reactors (including Westinghouse 4-loop reactors, which are currently limited to an 18-month operating cycle); alternatively, the power can be increased up to 17% while retaining an 18-month operating cycle; (2) enabling increased reactor power output (up to 30% increase) without changing the core size in new build pressurized water reactors (PWRs); and (3) reducing the volume of used fuel per kilowatt-hour as well as enhancing proliferation resistance of spent fuel. In addition, as a result of the significantly lower temperature during operation, our metallic nuclear fuel rods are expected to have improved safety margins during anticipated off-normal events.

     U.S. Nuclear Regulatory Commission processes require engineering analysis of a large break loss-of-coolant accident (LOCA). The scenario assumes failure of a large water pipe in the reactor coolant system. Under LOCA conditions, the fuel and cladding temperatures rise due to reduced cooling capacity. Preliminary analytical modeling shows that under a LOCA scenario, unlike conventional uranium dioxide fuel, the cladding of the Lightbridge-designed metallic fuel rods would stay at  least 200 degrees below the 850-900 degrees Celsius temperature at which steam begins to react with the zirconium cladding generating hydrogen gas. Buildup of hydrogen gas in a nuclear power plant can lead to a detonation. Lightbridge fuel is designed to prevent hydrogen gas generation in LOCA situations.

     For uprates up to 10%, only relatively minor reactor system modifications would be required. Accordingly, we believe that nuclear utilities with existing reactor fleets may find it economically attractive to initially start with a 10% power uprate fuel variant and switch to a 17% power uprate fuel variant at the time when steam generators and other expensive plant equipment reach their lifetime limit and have to be replaced. In that case, nuclear utilities would only have to incur the incremental capital cost above and beyond the cost of standard plant equipment being replaced to accommodate a 17% power uprate in their existing PWR plants.

     We believe that a major opportunity for us is the possibility that our advanced nuclear fuel designs, which are currently in the research and development stage, will be used in many existing and new light water nuclear reactors. Light water reactors are the dominant reactor type currently used in the world, and fuels for such reactors constitute the majority of the commercial market for nuclear fuel.

     In response to specific feedback from Lightbridge’s Nuclear Utility Fuel Advisory Board comprised of senior fuel managers from four of the larger U.S. nuclear utilities (Exelon, Duke, Dominion, and Southern Company), we have enhanced our metallic fuel assembly design for existing PWRs, eliminating the outer blanket row of oxide fuel rods and making our entire fuel assembly metallic.

     As a result, nuclear utilities using our metallic fuel in existing PWRs can realize improved safety, plant economics, and operating benefits (i.e., power uprate and longer fuel cycle) without the fuel performance constraints imposed by introducing oxide fuel rods into an assembly.

     Due to U.S. sanctions already imposed on Russia and the potential for further political and economic isolation of Russia by the United States and the European Union over its role in an ongoing conflict in Ukraine, we have been working on alternative sites outside of Russia to complete the remaining demonstration work for our metallic nuclear fuel. To-date, our efforts have been focused on the key critical path items that include fabrication of partial-length metallic fuel samples and their irradiation to full burnup in a pressurized water loop of a test reactor under operating conditions close to prototypic for a full-size commercial reactor. On October 20, 2014, we announced the signing of an Initial Cooperation Agreement with Canadian Nuclear Laboratories (CNL), formerly known as AECL – Chalk River Laboratories, in Canada to perform fabrication and loop irradiation testing of Lightbridge-designed fuel samples at CNL’s existing facilities at Chalk River, ON, Canada. In October 2013, we entered into a memorandum of understanding with Babcock & Wilcox Nuclear Energy, Inc. (B&W NE), a subsidiary of The Babcock & Wilcox Company to explore joint development of a pilot-scale facility for fabrication of lead test assemblies with Lightbridge's innovative metallic nuclear fuel.

     According to the Nuclear Energy Institute (NEI), in 2013, 19.4% of U.S. electricity was generated by nuclear power. In addition, NEI states that nuclear energy accounted for 64.0 percent of U.S. emission-free generation in 2012. Management believes that the U.S. carbon emission reduction targets can only be met with plans that include a large increase in nuclear power. Power uprates and longer fuel cycles at existing nuclear power plants enabled by adoption of the Lightbridge metallic fuel could support in a cost-effective way expansion of nuclear generation capacity in the United States and elsewhere. Lightbridge is designing our nuclear fuel technology to become a significant driver of increasing non-carbon emitting electricity generation from existing reactors, in addition to providing even greater electricity output in new-build reactors.

     In the second quarter of 2014, the Commonwealth of Australia Patents Office approved and issued to Lightbridge the key patent covering Lightbridge's multi-lobed metallic fuel rod design and fuel assemblies. This is our first foreign patent since the U.S. Office of Patents and Trademarks issued a U.S. patent for this key invention earlier this year.

Consulting Business Segment

     We are primarily engaged in the business of assisting commercial and governmental entities with developing and expanding their nuclear industry capabilities and infrastructure. We provide integrated strategic advice across a range of expertise areas including, for example, regulatory development, nuclear reactor site selection, procurement and deployment, reactor and fuel technology, international relations and regulatory affairs.

     Our consulting services are expert and relationship based, with particular emphasis on key decision makers in senior positions within governments or companies, as well as focus on overall management of nuclear energy programs. To date, substantially all of our revenues are derived from our consulting and strategic advisory services business segment, which primarily provides nuclear consulting services to entities within the United Arab Emirates, our first significant consulting and strategic advisory client. In April 2010 and December 2010, we provided consulting services in additional countries, including the member states of the Gulf Cooperation Council (the GCC, a political and economic union that comprises the Gulf states of the Kingdom of Bahrain, State of Kuwait, Sultanate of Oman, State of Qatar, Kingdom of Saudi Arabia and United Arab Emirates) and Kuwait. We have also provided nuclear safety consulting advice to U.S. nuclear utilities.

     In October 2013, we were selected as technical advisor to provide independent re-verification of equipment and material procurement processes related to construction and maintenance of nuclear power plants operated by Korea Hydro and Nuclear Power Company (KHNP). As a subcontractor to London-based Lloyd's Register Group Limited, we have focused on the environmental and seismic qualification and commercial grade dedication aspects of a two-year Lloyd's Register/KHNP contract. On March 3, 2014, we entered into a subcontractor services agreement with Lloyd’s Register to provide services to the KHNP. This agreement is for work starting February 1, 2014 through February 1, 2015, and is for a maximum contract price of $400,000, inclusive of expenses and taxes.

     On July 24, 2014, a consortium that includes Lightbridge was awarded a multi-year, technical-support services contract to support an independent government agency overseeing construction of nuclear power plants. The scope of contracted services is expected to be determined in the fourth quarter of 2014.

Corporate Structure

     The following chart reflects our current corporate organizational structure:

Summary Consolidated Financial Information

     The following tables set forth our summary consolidated financial data as of and for the years ended December 31, 2013 and 2012, as well as summary consolidated financial data as of and for the six months ended June 30, 2014 and 2013. The summary consolidated financial data set forth below has been derived from our audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years, which are incorporated by reference in this prospectus supplement and the related prospectus. The summary consolidated financial data as of and for the six months ended June 30, 2014 and 2013, were derived from our unaudited condensed consolidated financial statements and related notes thereto. The summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2014 which are incorporated by reference herein. These historical results are not necessarily indicative of the results to be expected in any subsequent fiscal quarters or for the year ended December 31, 2013.

	Six Months Ended June 30,		Year Ended December 31,

	2014	2013	2013	2012
Statements of Income Data (in thousands, except per share data):

Consulting revenue	$603	$1,175	$1,901	$3,678
Cost of consulting services provided	356	650	1,110	2,267
Gross margin	247	525	791	1,411
Operating expenses
General and administrative expenses	2,281	1,554	3,617	3,841
Research and development expenses	1,056	1,259	2,028	2,065
Total operating expenses	3,337	2,813	5,645	5,906
Operating loss	(3,090)	(2,288)	(4,854)	(4,495)

Other income and (expenses)
Investment income	1	(12)	(8)	433
Other income (expenses)	-	(3)	(3)	5
Total other income and (expenses)	1	(15)	(11)	438
Net loss before income taxes	(3,089)	(2,303)	(4,865)	(4,057)
Income taxes	-	-	-	-
Net loss	(3,089)	(2,303)	(4,865)	(4,057)
Net loss per common share, basic and diluted	$(0.21)	$(0.18)	$(0.37)	$(0.32)
Weighted average number of shares outstanding for the period used to compute per share data - (prior reporting periods restated to reflect 1 for 30 reverse stock split)	15,063	12,542	13,010	12,491

Statements of Cash Flow Data (in thousands):

Net cash used in operating activities	$(2,619)	$(2,005)	$(3,916)	$(5,053)
Net cash provided by investing activities	(65)	394	1,435	3,682
Net cash provided by (used in) financing activities	(1)	(1)	3,956	-

	As of		As of
	June 30,		December 31,
	2014	2013	2013	2012
Balance Sheet Data (in thousands):
Cash and cash equivalents	$988	$586	$3,673	$2,198
Marketable securities	17	1,085	16	1,598
Restricted cash	555	554	555	554
Accounts receivable - project revenue and reimbursable project costs	408	663	426	602
Prepaid expenses & other current assets	339	522	289	574
Total current assets	2,307	3,410	4,959	5,526
Property plant and equipment – net	-	5	-	17
Total other assets	765	674	699	601
Total assets	3,072	4,089	5,658	6,144
Total liabilities	855	423	477	386
Total stockholders’ equity	2,217	3,666	5,181	5,758
Total liabilities and stockholders’ equity	$3,072	$4,089	$5,658	$6,144

THE OFFERING

Common stock offered by us	2,878,516 shares

Warrants offered by us

Warrants to purchase up to 2,734,590 shares of common stock, exercisable at $2.31 per share following six months and one day after the date of this offering. The warrants will expire ninety (90) months after the date of issuance of the warrants.

Common stock to be outstanding after this offering	18,082,874 shares (not including warrant shares)(1)

Use of proceeds

We will use the net proceeds we receive from the sale of the shares of common stock and warrants offered hereby for research and development of our nuclear fuel designs and general working capital purposes. See “Use of Proceeds.”

Lock-Up Agreements

We and each of our directors and executive officers have agreed, subject to certain exceptions, not to sell, transfer or dispose of any shares of our common stock for a period of 60 days from the date of this prospectus supplement. See “Plan of Distribution.”

NASDAQ Capital Market Symbol	LTBR

Material U.S. Federal Income Tax Consequences

For a discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of the common stock and warrants, please see “Material U.S. Federal Income Tax Consequences.” You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the common stock and warrants in light of your own particular situation and with respect to any tax consequences arising under the laws of any U.S. state, local, or non-U.S. taxing jurisdiction.

(1)

Based on 15,204,358 shares of common stock outstanding prior to the closing of this offering as of November 11, 2014 and excludes any (1) unexercised options and warrants, (2) convertible securities that have not yet been converted, and (3) other securities of the Company that are exercisable or exchangeable for, or convertible into, common stock of the Company that have not yet been so exercised, exchanged or converted.

RISK FACTORS

     Before you invest in our common stock, you should carefully consider the risk factors specified below, those risk factors set forth in the accompanying prospectus, our annual report on Form 10-K for the year ended December 31, 2013 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, together with all of the other information and documents included or incorporated by reference in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein or therein, in evaluating an investment in our common stock. If any of the risks discussed below, in the accompanying prospectus, our annual report on Form 10-K for the year ended December 31, 2013 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, or in any document incorporated by reference into this prospectus supplement or the accompanying prospectus, were actually to occur, our business, financial condition, results of operations, or cash flow could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Associated with our Fuel Technology Business

Failure to raise additional capital or generate the cash flows necessary to expand our operations and continue our research and development could significantly impede our ability to continue as a going concern.

     We need to raise a sufficient amount of funds in 2014 to continue as a going concern, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity or convertible debt financing, our stockholders may experience significant dilution of their ownership interests and the per-share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to fully develop our nuclear fuel designs and it will limit our future operations.

If we are unable to enter into one or more commercial agreements with nuclear fuel fabricators and/or fuel development partners, we may not be able to raise money on terms acceptable to us or at all.

     Based on our current cash position, we expect to seek new financing or additional sources of capital, depending on the capital market conditions, over the next six months in order to fund ongoing research and development activities for our nuclear fuel technology. New consulting revenue might be able to extend that date somewhat. Our current plan is to seek external funding from third party sources to support a large portion of the remaining development, testing and demonstration activities relating to our metallic nuclear fuel technology. We are currently in discussions with fuel fabricators/development partners regarding entry into commercial agreements to support our research and development activities and further enhance the development of our fuel products. We are unable to provide a reliable estimate as to the likelihood or timing of any such commercial agreements at this time.. If we are unable to demonstrate meaningful progress towards entry into these commercial agreements or other strategic arrangements to further the development of our fuel products, it may be difficult for us to raise additional capital on terms acceptable to us or at all. If we are unable to raise additional capital over the next six months, it is unlikely that we may be able to execute our current business plan.

Our fuel designs have never been tested in an existing commercial reactor and actual fuel performance, as well as the willingness of commercial reactor operators and fuel fabricators to adopt a new design, is uncertain.

     Nuclear power research and development entails significant technological risk. New designs must undergo extensive development and testing necessary for regulatory approval. Our fuel designs are still in the research and development stage and while certain testing on our fuel technologies has been completed, further testing and experiments will be required in test facilities. Furthermore, the fuel technology has yet to be demonstrated in operating conditions analogous to those found in an existing commercial reactor. Until we are able to successfully demonstrate operation of our fuel designs in an actual commercial reactor, we will not be certain about the ability of the fuel we design to perform as expected. In addition, there is also a risk that suitable testing facilities may not be available to us on a timely basis, which could cause development program schedule delays.

     We will also have to enter into a commercial arrangement with a fuel fabricator to produce fuel using our designs.

     If our fuel designs do not perform as anticipated in commercial reactor conditions, we will not realize revenues from licensing or other use of our fuel designs.

Potential competitors could limit opportunities to license our technology.

     Part of our strategy is to partner with major fuel fabricators through technology licensing arrangements. However, these fuel fabricators may potentially develop new nuclear fuel designs that can be used in the same types of reactors as those that we target. Existing fuel fabricators also have established commercial connections to nuclear power facilities that we do not have. If these types of companies were to compete with our nuclear fuel design technology, opportunities to license our technology would be limited.

     Moreover, many of these fuel fabricators have substantially greater financial, technological, managerial and research and development resources and experience than we do. These larger companies may be better able to handle the corresponding long term financial requirements.

We serve the nuclear power industry, which is highly regulated. Our fuel designs differ from fuels currently licensed and used by commercial nuclear power plants. The regulatory licensing and approval process for nuclear power plants to use our fuels may be delayed and made more costly, and industry acceptance of our fuels may be hampered.

     The nuclear power industry is a highly regulated industry. All entities that operate nuclear facilities and transport nuclear materials are subject to the jurisdiction of the U.S. Nuclear Regulatory Commission, or its counterparts around the world.

     Our fuel designs differ significantly in some aspects from the fuel used today by commercial nuclear power plants. These differences will likely result in more prolonged and extensive review by the U.S. Nuclear Regulatory Commission or its counterparts around the world that could cause development program schedule delays. Entities within the nuclear industry may be hesitant to be the first to use our fuel, which has little or no history of successful commercial use. Furthermore, our fuel development timeline relies on the relevant nuclear regulator to accept and approve technical information and documentation about our fuel that is generated during the research and development program. There is a risk that regulators may require additional information regarding the fuel’s behavior or performance that necessitates additional, unplanned analytical and/or experimental work which could cause program schedule delays and require more research and development funding.

Existing commercial nuclear infrastructure in many countries is limited to uranium material enrichments up to 5%. Our metallic fuel is enriched to higher levels which would require modifications to existing commercial nuclear infrastructure and could impede commercialization of our technology.

     Existing commercial nuclear infrastructure, including conversion facilities, enrichment facilities, fabrication facilities, fuel storage facilities, fuel handling procedures, fuel operation at reactor sites, used fuel storage facilities and shipping containers, were designed and are currently licensed to handle uranium enrichment up to 5%. Our fuel designs are expected to have enrichment levels up to 19.7% and would therefore require certain modifications to existing commercial nuclear infrastructure to enable commercial nuclear facilities to handle our fuels. Those nuclear facilities will need to go through a regulatory licensing process and obtain regulatory approvals to be able to handle uranium with enrichment levels up to 19.7% and operate commercial reactors using our fuel. There is a risk that some relevant entities within the nuclear power industry may be slow in making any required facility infrastructure modifications or obtaining required licenses or approvals to handle our fuel or operate commercial reactors using our fuel. There is also a political risk associated with possible negative perception in the news media and among some nuclear critics of uranium enrichments greater than 5% that could potentially delay or hinder regulatory approval of our nuclear fuel designs.

     Our nuclear fuel designs rely on fabrication technologies that in certain material ways are different from the fabrication techniques presently utilized by existing commercial fuel fabricators. In particular, our metallic fuel rods must be produced using a co-extrusion fabrication process. Presently, most commercial nuclear fuel is produced using a pellet fabrication technology, whereby uranium oxide is packed into small pellets that are stacked and sealed inside metallic tubes. Our co-extrusion fabrication technology involves extrusion of a single-piece solid fuel rod from a metallic matrix containing uranium and zirconium alloy. Fabrication of full-length (approximately 3.5 to 4.5 meters) PWR metallic fuel rods has yet to be demonstrated. There is a risk that the fuel fabrication process utilized to produce one-meter long metallic fuel rods may not be adaptable to the fabrication of full-length metallic fuel rods used in commercial reactors.

Our plans to develop our fuel designs depend on our ability to acquire the rights to the designs, data, processes and methodologies that are used or may be used in our business in the future. If we are unable to obtain such rights on reasonable terms in the future or develop our own know-how necessary for fabrication of our nuclear fuel designs, our ability to exploit our intellectual property may be limited.

     We do not currently possess all of the necessary know-how or have licensing or other rights to acquire or utilize certain designs, data, methodologies or processes required for the fabrication of our fuel assemblies. If we, or a fuel fabricator to which we license our fuel technology, desire to utilize such existing processes or methodologies in the future, a license or other right to use such technologies from other entities that previously developed and own such technologies would be required. Alternatively, we would have to develop our own know-how necessary for fabrication of our metallic fuel rods and fuel assembly components. Nuclear operators typically seek diversity of fuel supply and may be hesitant to use a fuel product that is only available from a single supplier. If we are unable to obtain a license or other right to acquire or utilize certain processes or develop our own know-how required for the fabrication of our metallic fuel rods and fuel assembly components, or there is only a single supplier of our fuel assemblies, then we may not be able to fully exploit our intellectual property and may be hindered in the sale of our fuel products and services.

An important element of our nuclear engineering work is performed by our Russian employees based in our Moscow office, making it subject to political uncertainties relating to Russia and U.S.-Russian relations.

     An important element of our nuclear engineering work is performed by our Russian employees who operate from our Moscow office. Our nuclear engineering operations conducted in Russia are subject to various political risks and uncertainties inherent in the country of Russia. If U.S.-Russia relations deteriorate, the Russian government may decide to scale back or even cease completely its cooperation with the United States on various international projects, including nuclear power technology development programs, or the U.S. government may decide to impose sanctions or other legal restrictions preventing US businesses from doing business in Russia. If this should happen, nuclear engineering activities performed by our Moscow office staff could be scaled back or shut down, which could cause development program schedule delays and may require additional funding to assemble and employ a nuclear engineering team with similar skills outside Russia. In October 2014, we signed an Initial Cooperation Agreement with Canadian Nuclear Laboratories for fabrication and loop irradiation testing of Lightbridge-designed nuclear fuel samples in Canada. We intend to continue pursuing a strategy of shifting the most critical elements of our R&D activities away from Russia to mitigate the Russian political risk.

If the U.S. Department of Energy (“DOE”) were to successfully assert that an invention claimed within our 2007 or 2008 Patent Cooperation Treaty, or PCT, patent applications was first conceived or actually reduced to practice under a contract with the DOE, then our intellectual property rights in that invention could become compromised and our business model could become significantly impeded.

     Work on finite aspects and/or testing of some subject matter disclosed in our 2007 and 2008 Russian PCT patent applications was done under a government contract with the DOE. If the DOE asserted that an invention claimed in the 2007 and/or 2008 Russian PCT applications was first conceived or actually reduced to practice under such a contract, and a U.S. court agreed, the DOE could gain an ownership interest in such an invention outside of the Russian Federation and our intellectual property rights in that claimed invention could become compromised and our business model may then be significantly impeded.

If we are unable to obtain or maintain intellectual property rights relating to our technology, the commercial value of our technology may be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

     Our success and ability to compete depends in part upon our ability to obtain protection in the United States and other countries for our nuclear fuel designs by establishing and maintaining intellectual property rights relating to or incorporated into our fuel technologies and products. We own a variety of patents and patent applications in the United States, as well as corresponding patents and patent applications in several other jurisdictions. We have not obtained patent protection in each market in which we plan to compete. We do not know how successful we would be should we choose to assert our patents against suspected infringers. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection, which could in turn adversely affect our business, financial condition and results of operations.

If we infringe or are alleged to infringe intellectual property rights of third parties, our business, financial condition and results of operations could be adversely affected.

     Our nuclear fuel designs may infringe, or be claimed to infringe, patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and elsewhere. Third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. If a patent infringement suit were brought against us, we could be forced to stop or delay commercialization of the fuel design or a component thereof that is the subject of the suit. As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees, royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could significantly and adversely affect our business, financial condition and results of operations. In addition to infringement claims against us, we may become a party to other types of patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office regarding intellectual property rights with respect to our nuclear fuel designs. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Our nuclear fuel process is dependent on outside suppliers of nuclear and other materials and any difficulty by a fuel fabricator in obtaining these materials could be detrimental to our ability to eventually market our fuel through a fuel fabricator.

     Production of fuel assemblies using our nuclear fuel designs is dependent on the ability of fuel fabricators to obtain supplies of nuclear material utilized in our fuel assembly design. Fabricators will also need to obtain metal for components, particularly zirconium or its alloys. These materials are regulated and can be difficult to obtain or may have unfavorable pricing terms. Any difficulties in obtaining these materials by fuel fabricators could have a material adverse effect on their ability to market fuel based on our technology.

Applicable Russian intellectual property law may be inadequate to protect some of our intellectual property, which could have a material adverse effect on our business.

     Intellectual property rights are evolving in Russia, trending towards international norms, but are by no means fully developed. We have worked closely with our Russian branch office employees and other Russian contractors and entities to develop some of our material intellectual property. Some of our earlier intellectual property rights originate from our patent filings in Russia. Our worldwide rights in some of this intellectual property, therefore, may be affected by Russian intellectual property laws. If the application of Russian laws to some of our intellectual property rights proves inadequate, then we may not be able to fully avail ourselves of all of our intellectual property, and our business model may be impeded.

General Business Risks

If the price of non-nuclear energy sources falls, there could be an adverse impact on new build nuclear reactor activities in certain markets, which would have a material adverse effect on our operations.

     In certain markets with a diversified energy base, decisions on new build power plants are largely affected by the economics of various energy sources. If prices of non-nuclear energy sources fall, it could limit the deployment of new build nuclear power plants in such markets. This could reduce the size of the potential markets for both our fuel technology and our consulting services.

We may be adversely affected by uncertainty in the global financial markets and worldwide economic downturn.

     Our future results may be adversely affected by the worldwide economic downturn, continued volatility or further deterioration in the debt and equity capital markets, inflation, deflation, or other adverse economic conditions that may negatively affect us. At present, it is likely that we will require additional capital in the near future in order to fund our operations. Due to the above listed factors, we cannot be certain that additional funding will be available on terms that are acceptable to us, or at all.

Our limited operating history makes it difficult to judge our prospects.

     Prior to 2008, we were a development stage company. We have commenced the provision of nuclear consulting services and currently have only a limited number of clients in this area of our business. Similarly, our fuel design patents and technology have not been commercially used and we have not received any royalty or sales revenue from this area of our business. We are subject to the risks, expenses and problems frequently encountered by companies in the early stages of development.

We rely upon certain members of our senior management, including Seth Grae, and the loss of Mr. Grae or any of our senior management would have an adverse effect on the Company.

     Our success depends upon certain members of our senior management, including Seth Grae, our Chief Executive Officer. Mr. Grae’s knowledge of the nuclear power industry, his network of key contacts within that industry and in governments and, in particular, his expertise in the potential markets for our technologies, is critical to the implementation of our business model. Mr. Grae is likely to be a significant factor in our future growth and success. The loss of services by Mr. Grae would likely have a material adverse effect on us.

Competition for highly skilled professionals could have a material adverse effect on our success.

     We rely heavily on our contractor staff and management team. Our success depends, in large part, on our ability to hire, retain, develop and motivate highly skilled professionals. Competition for these skilled professionals is intense and our inability to hire, retain and motivate adequate numbers of consultants and managers could adversely affect our ability to meet client needs and to continue the development of our fuel designs. A loss of a significant number of our employees could have a significant negative effect on us. Any significant volatility or sustained decline in the market price of our common stock could impair our ability to use equity-based compensation to attract, retain and motivate key employees and consultants.

Successful execution of our business model is dependent upon public support for nuclear power and overcoming public opposition to nuclear energy as a result of the major nuclear accident at Fukushima.

     Successful execution of our business model is dependent upon public support for nuclear power in the United States and other countries. Nuclear power faces strong opposition from certain competitive energy sources, individuals and organizations. The major nuclear accident that occurred at the Fukushima nuclear power plant in Japan that is believed to have been caused by a major tsunami wave produced by a strong earthquake that hit Japan on March 11, 2011, has had an adverse effect on public opinion about nuclear power in some countries and the favorable regulatory climate needed to introduce new nuclear technologies. Strong public opposition has hindered the construction of new nuclear power plants and lead to early shut-down of the existing nuclear power plants. Furthermore, nuclear fuel fabrication and the use of new nuclear fuels in reactors must be licensed by the U.S. Nuclear Regulatory Commission and equivalent governmental authorities around the world. In many countries, the licensing process includes public hearings in which opponents of the use of nuclear power might be able to cause the issuance of required licenses to be delayed or denied. Following the Fukushima nuclear accident, some countries have announced their plans to delay, scale down or cancel deployment of new nuclear power plants while others, such as Germany, have decided to completely phase out nuclear power over the coming years.

We may not be able to receive or retain authorizations that may be required for us to sell our services, or license our technology internationally.

     The sales and marketing of our services and technology internationally may be subject to U.S. export control regulations and the export control laws of other countries. Governmental authorizations may be required before we can export our services or technology. If authorizations are required and not granted, our international business plans could be materially affected. The export authorization process is often time consuming. Violation of export control regulations could subject us to fines and other penalties, such as losing the ability to export for a period of years, which would limit our revenue growth opportunities and significantly hinder our attempts to expand our business internationally.

     The U.S. Department of Energy (DOE) is currently finalizing its review of our Part 810 export authorization request which is required in order for us to be able to enter into an agreement relating to our proposed collaboration with Rosatom or its subsidiary companies.

Risks Associated With Our Consulting Activities

Our inability to attract business from new clients, maintain current levels of business, or retain our existing clients could have a material adverse effect on us.

     We expect that many of our future client engagement agreements will be terminable by our clients with little or no notice and without penalty. Some of our work may involve multiple engagements or stages. In those engagements, there is a risk that a client may choose not to retain us for additional stages of an engagement or that a client will cancel or delay additional planned engagements. In addition, a small number of existing clients account for a majority of our consulting revenues, the loss of any one of which would have a material adverse effect on our results of operations. Some of our existing clients reduced their utilization of our consulting services in 2013 and 2014. Our current consulting clients are not contractually obligated to purchase a certain level of services from us and may significantly reduce their utilization of our services, resulting in a material reduction in revenue.

Our future profitability will suffer if we are not able to maintain current pricing and utilization rates.

     Our revenue, and our profitability, will be largely based on the billing rates charged to clients and the number of hours our professionals work on client engagements, which we define as the “utilization” of our professionals. Accordingly, if we are not able to maintain the pricing for our services or an appropriate utilization rate for our professionals, revenues, project profit margins and our future profitability will suffer. Bill rates and utilization rates are affected by a number of factors, including:

•	our clients’ perceptions of our ability to add value through our services;
•	our competitors’ pricing for similar services;
•	the market demand for our services; and
•	our ability to manage significantly larger and more diverse workforces as we increase the number of our professionals and execute our growth strategies.

Unsuccessful future client engagements could result in damage to our professional reputation or legal liability, which could have a material adverse effect on us.

     Our professional reputation and that of our personnel is critical to our ability to successfully compete for new client engagements and attract or retain professionals. Any factors that damage our professional reputation could have a material adverse effect on our business.

     Any client engagements that we obtain will be subject to the risk of legal liability. Any public assertion or litigation alleging that our services were negligent or that we breached any of our obligations to a client could expose us to significant legal liabilities, could distract our management and could damage our reputation. We carry professional liability insurance, but our insurance may not cover every type of claim or liability that could potentially arise from our engagements. The limits of our insurance coverage may not be enough to cover a particular claim or a group of claims, and the costs of defense.

Our results of operations could be adversely affected by disruptions in the marketplace caused by economic and political conditions.

     Global economic and political conditions affect our clients’ businesses and the markets they serve. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our clients’ financial condition and the levels of business activity engaged in by our clients and the industries we serve. Clients could determine that discretionary projects are no longer viable or that new projects are not advisable. This may reduce demand for our services, depress pricing for our services or render certain services obsolete, all of which could have a material adverse effect on our results of operations. Changes in global economic conditions or the regulatory or legislative landscape could also shift demand to services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. Although we have implemented cost management measures, if we are unable to appropriately manage costs or if we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

Risks Relating to the Ownership of Our Securities and This Offering

There may be volatility in our stock price, which could negatively affect investments, and stockholders may not be able to resell their shares at or above the value they originally purchased such shares.

     The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

•	quarterly variations in operating results;
•	changes in financial estimates by securities analysts;
•	changes in market valuations of other similar companies;
•

announcements by us or our competitors of new products or of significant technical innovations, contracts, receipt of (or failure to obtain) government funding or support, acquisitions, strategic partnerships or joint ventures;

•	additions or departures of key personnel;
•	any deviations in net sales or in losses from levels expected by securities analysts, or any reduction in political support from levels expected by securities analysts;
•	future sales of common stock; and
•	nuclear accidents or other adverse nuclear industry events.

     The stock market may experience extreme volatility that is often unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of its performance.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

     We have not designated the amount of net proceeds from this offering to be used for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

You will experience immediate dilution in the book value per share of the common stock you purchase.

     Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $1.75 per share and the net tangible book value of the common stock of $0.10 per share as of June 30, 2014, if you purchase shares of common stock in this offering, you will suffer dilution of $1.42 per share in the net tangible book value of the common stock. Purchasers in this offering will suffer additional dilution in the event they exercise the warrants offered hereby.

We will need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders.

     We may seek to sell additional equity securities or incur debt to fund our operations. The sale of additional equity securities will result in additional dilution to our stockholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing, if necessary, will be available in amounts or on terms acceptable to us, if at all.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock.

     All of the shares of our common stock sold in the offering, including shares issuable upon exercise of the warrants, will be freely tradable without restriction or further registration under the Securities Act. As a result, a substantial number of shares of our common stock may be sold in the public market following this offering, which may cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares.

There is no public market for the warrants to purchase common stock in this offering.

     There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants on any securities exchange. Without an active market, the liquidity of the warrants will be limited.

USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the securities we are offering will be approximately $4.4 million, assuming that we sell all of the securities we are offering, after deducting the placement agent’s fees and estimated offering expenses payable by us. This amount does not include the proceeds that we may receive in connection with any exercise of the warrants issued in this offering.

     We will use the majority of the net proceeds we receive from the sale of the shares of common stock and warrants offered by this prospectus supplement and the accompanying prospectus for research and development of our nuclear fuel designs and general working capital purposes.

     Although we have identified some potential uses of the net proceeds to be received upon completion of this offering, we cannot specify these uses with certainty. Our management will have broad discretion in the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not result in our being profitable or increase our market value.

     Until we use the net proceeds of this offering, we intend to invest the funds in short-term, investment grade, interest-bearing securities.

DILUTION

     Purchasers of shares of our common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Net tangible book value per share is total tangible assets, reduced by total liabilities, divided by the total number of outstanding shares of common stock. Our net tangible book value as of June 30, 2014 was approximately $1.5 million, or approximately $0.10 per outstanding share of common stock.

     After giving effect to the sale of the securities and the application of the net proceeds therefrom at a public offering price of $1.75 per fixed combination of securities (and excluding shares of common stock issued and any proceeds received upon exercise of the warrants), our adjusted net tangible book value as of June 30, 2014 would have been approximately $5.9 million, or approximately $0.33 per share. This represents an immediate increase in net tangible book value of $0.23 per share to our existing stockholders and an immediate dilution of $1.42 per share to new investors. The following table illustrates this calculation on a per share basis, assuming that we sell all of the securities we are offering:

Public offering price per fixed combination	$1.75
Net tangible book value per share as of June 30, 2014	$0.10
Increase in net tangible book value per share attributable to new investors	$0.23
Adjusted net tangible book value per share as of June 30, 2014 after giving effect to this offering	$0.33
Dilution per share to new investors	$1.42

     Investors that acquire additional shares of common stock through the exercise of the warrants offered hereby may experience additional dilution depending on our net tangible book value at the time of exercise.

     The amounts above are based on 15,071,536 shares of common stock outstanding as of June 30, 2014, and assume no exercise of outstanding options or warrants since that date. The number of shares of common stock anticipated to be outstanding after this offering excludes:

•	2,143,686 shares of our common stock issuable upon the exercise of outstanding stock options under our 2006 Stock Plan, having a weighted average exercise price of $8.83 per share;
•	1,034,996 shares of common stock issuable upon the exercise of warrants to be issued in our July 2010 offering; and
•	1,117,178 shares of common stock issuable upon the exercise of warrants to be issued in our October 2013 offering; and
•	2,734,590 shares of common stock issuable upon the exercise of warrants to be issued in this offering.

     To the extent that any of our outstanding options or warrants are exercised, we grant additional options under our stock option plans or issue additional warrants, or we issue additional shares of common stock in the future, there may be further dilution to new investors.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Capital Market under the symbol “LTBR.”

The following table sets forth, for the periods indicated, the high and low reported sales prices of our common stock.

	Sales Prices(1)
	High	Low
Year ended December 31, 2014
Fourth Quarter (through November 11, 2014)	$2.35	$1.70
Third Quarter	3.54	2.25
Second Quarter	2.88	1.94
First Quarter	3.79	1.45

Year ended December 31, 2013
Fourth Quarter	$2.12	$1.37
Third Quarter	3.15	1.51
Second Quarter	1.81	1.38
First Quarter	2.30	1.49

Year ended December 31, 2012
Fourth Quarter	$2.13	$1.02
Third Quarter	2.74	2.00
Second Quarter	3.27	1.91
First Quarter	4.18	1.95

(1)

The last reported sales price of our common stock on the Nasdaq Capital Market on November 11, 2014 was $2.34. As of November 11, 2014, there were approximately 108 stockholders of record of our common stock. Certain of our shares are held in “nominee” or “street” name; accordingly, we believe the number of beneficial owners is greater than the foregoing number.

DIVIDEND POLICY

     We have never declared or paid cash dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not plan to pay any cash dividends in the foreseeable future.

CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014, both on an actual basis and as adjusted to give effect to the sale of 2,878,516 shares of common stock and warrants to purchase up to 2,734,590 shares of common stock by us in this offering at a public offering price of $1.75 per fixed combination, after deducting estimated placement agent fees and estimated offering expenses payable by us assuming no exercise of the warrants.

     This table should be read in conjunction with “Use of Proceeds” and our unaudited consolidated financial statements, including the related notes, included or incorporated by reference in this prospectus supplement.

	As of June 30, 2014
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$988	5,393
Current Liabilities
Accounts payable and accrued liabilities	-	-
Total Current Liabilities	855	855
Stockholder’s Equity
Preferred stock, $0.001 par value; 50,000,000 authorized shares, no shares issued and outstanding	-	-
Common stock, $0.001 par value; 500,000,000 authorized, shares issued and outstanding at June 30, 2014: 15,071,536 shares, actual, 17,950,052 as adjusted for this offering	15	18
Additional paid-in capital - stock and stock equivalents	76,369	80,771
Accumulated Deficit	(74,167)	(74,167)
Common stock reserved for issuance, zero shares at June 30, 2014	-	-
Total Stockholders’ Equity	2,217	6,622
Total Capitalization	2,217	6,622

DESCRIPTION OF SECURITIES WE ARE OFFERING

     In this offering, we are offering a maximum of up to 2,878,516 shares of our common stock and warrants to purchase up to an additional 2,734,590 shares of our common stock. The securities will be sold in multiples of a fixed combination consisting of one share of common stock and a warrant to purchase 0.95 shares of common stock, at an initial exercise price of $2.31. We are offering the fixed combination at a negotiated price of $1.75 per fixed combination.

Common Stock

     The following description of our common stock is a summary. It is not complete and is subject to and qualified in its entirety by our Articles of Incorporation, as amended, and Amended and Restated Bylaws, as amended, a copy of each of which has been incorporated as an exhibit to the registration statement of which this prospectus supplement forms a part.

     As of the date of this prospectus supplement, our articles of incorporation authorizes us to issue 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. As of November 11, 2014, 15,204,358 shares of common stock were outstanding and no shares of preferred stock were outstanding.

     The material terms and provisions of our common stock are described under the caption “Description of Capital Stock” starting on page 5 of the accompanying prospectus.

Warrants

The material terms and provisions of the warrants being offered pursuant to this prospectus supplement and the accompanying prospectus are summarized below. The summary is subject to, and qualified in its entirety by, the form of warrant which will be provided to each purchaser in this offering and will be filed as an exhibit to a Current Report on Form 8-K with the SEC in connection with this offering.

     Each purchaser will receive, for each fixed combination purchased, one share of our common stock and a warrant representing the right to purchase 0.95 shares of common stock at an initial exercise price of $2.31 per share of common stock. The exercise price for the warrants has been determined by negotiations among us and the representatives of the underwriters. The warrants will be exercisable after the date that is six months and one day after the date the warrants are issued and will terminate ninety (90) months following the date the warrants are issued. The exercise price and the number of shares for which each warrant may be exercised is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price of warrants held by a purchaser (or such purchaser’s direct or indirect transferee) is subject to appropriate adjustment in the event of cash dividends or other distributions to holders of shares of our common stock.

     There is no established public trading market for the warrants, and we do not expect a market to develop. We do not intend to apply to list the warrants on any securities exchange. Without an active market, the liquidity of the warrants will be limited. In addition, in the event our common stock price does not exceed the per share exercise price of the warrants during the period when the warrants are exercisable, the warrants will not have any value. There are currently 2,152,174 warrants outstanding which constitute the right to purchase 2,152,174 shares of our common stock.

     Holders of the warrants may exercise their warrants to purchase shares of our common stock by delivering an exercise notice, appropriately completed and duly signed. Payment of the exercise price for the number of shares for which the warrant is being exercised is required to be delivered within one trading day after exercise of the warrant. In the event that the registration statement relating to the warrant shares is not effective, a holder of warrants will have the right to exercise its warrants for a net number of warrant shares pursuant to the cashless exercise procedures specified in the warrants. Warrants may be exercised in whole or in part, and any portion of a warrant not exercised prior to the termination date shall be and become void and of no value. The absence of an effective registration statement or applicable exemption from registration does not alleviate our obligation to deliver common stock issuable upon exercise of a warrant. Upon the holder’s exercise of a warrant, we will issue the shares of common stock issuable upon exercise of the warrant within three trading days of our receipt of notice of exercise.

     The shares of common stock issuable on exercise of the warrants will be, when issued in accordance with the warrants, duly and validly authorized, issued and fully paid and non-assessable. We will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.

     If, at any time warrants are outstanding, we consummate any fundamental transaction, as described in the warrants and generally including any consolidation or merger into another corporation, the consummation of a transaction whereby another entity acquires more than 50% of our outstanding voting stock, or the sale of all or substantially all of our assets, the holder of any warrants will thereafter receive upon exercise of the warrants, the securities or other consideration to which a holder of the number of shares of common stock then deliverable upon the exercise of such warrants would have been entitled upon such consolidation or merger or other transaction. Furthermore, we cannot enter into a fundamental transaction unless the successor entity assumes in writing all of our obligations to the warrant holders. Additionally, in the event of a fundamental transaction, each warrant holder will have the right to require us, or our successor, to repurchase its warrant for an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of the warrant on the date of the consummation of such fundamental transaction.

     The exercisability of the warrants may be limited in certain circumstances if, upon exercise, certain holders or any of their affiliates would beneficially own more than 4.99% of our common stock. This limit may be increased to up to 19.99% upon no fewer than 60 days’ notice.

PLAN OF DISTRIBUTION

Placement Agency Agreement and Subscription Agreements

     William Blair & Company, L.L.C., which we refer to as the placement agent, has agreed to act as the exclusive placement agent in connection with this offering subject to the terms and conditions of a placement agency agreement dated as of November 12, 2014. The placement agent is not purchasing or selling any shares of common stock or warrants offered by this prospectus supplement, nor is it required to arrange the purchase or sale of any specific number or dollar amount of the shares and warrants, but the placement agent has agreed to use its reasonable efforts to arrange for the sale of all of the shares and warrants offered hereby. Therefore, we will enter into subscription agreements directly with investors in connection with this offering and we may not sell the entire amount of shares and warrants offered pursuant to this prospectus supplement.

     The placement agency agreement provides that the obligations of the placement agent is subject to certain conditions precedent, including, among other things, the absence of any material adverse change in our change in our business and the receipt of customary opinions, letters and closing certificates.

     The placement agent proposes to arrange for the sale to one or more purchasers of the shares and warrants offered pursuant to this prospectus supplement through the subscription agreements between the purchasers and us. We negotiated the price for the shares offered in this offering with the purchasers. The factors considered in determining the price included the recent market price of our common stock, the general condition of the securities market at the time of this offering, the history of, and the prospects, for the industry in which we compete, our past and present operations, and our prospects for future revenues.

     We have agreed to indemnify the placement agent against liabilities under the Securities Act of 1933, as amended, and against breaches of our representations and warranties and covenants in the placement agency agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

     We have agreed, subject to limited exceptions, for a period of 60 days after the date of this prospectus supplement, not to, without the prior written consent of the placement agent, directly or indirectly,

•

offer to sell, hypothecate, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to, any shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of common stock,

•

file or cause to become effective a registration statement under the Securities Act relating to the offer and sale of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock,

other than the issuance of stock options or shares of restricted stock to employees, directors and consultants pursuant to our stock benefit plans, issuances of shares of common stock upon the exercise of options disclosed in the accompanying prospectus or upon the conversion or exchange of convertible or exchangeable securities disclosed as outstanding in the accompanying prospectus (provided that each recipient of such shares agrees that all such shares remain subject to these transfer restrictions), or the purchase or sale of our securities pursuant to a plan, contract or instruction that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) that was in effect prior to the date of this prospectus supplement.

     In addition, our officers and directors have agreed, subject to limited exceptions, for a period of 60 days after the date of this prospectus supplement, not to, without the prior written consent of the placement agent:

•

sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, to file (or participate in the filing of) a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any common stock or any other securities substantially similar to the common stock or securities convertible or exchangeable into, or exercisable for, common stock; or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

     The 60-day lock-up periods will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event unless the placement agents waive such extension.

Fees

     The placement agent will be entitled to a cash fee of 7% of the gross proceeds paid to us for the shares of common stock which we sell in this offering. We will also reimburse the placement agents for all reasonable out-of-pocket expenses incurred by the placement agents in this offering.

     The following table shows the per fixed combination and total placement agency fees we will pay to the placement agents in connection with the sale of the shares and warrants offered pursuant to this prospectus supplement assuming the purchase of all of the shares of common stock and warrants offered hereby:

Placement agent fees per fixed combination of shares of common stock and warrants to purchase 0.95 shares of common stock	$0.1225
Total	$352,618

     Because there is no minimum offering amount required as a condition to closing in this offering, the actual total placement agency fees, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

     Our obligation to issue and sell common stock to the purchasers is subject to the conditions set forth in the subscription agreements entered into with the purchasers, which may be waived by us at our discretion. A purchaser’s obligation to purchase shares is subject to the conditions set forth in the applicable subscription agreement as well, which may be waived by the purchaser.

     We currently anticipate that the sale of up to 2,878,516 shares of common stock and warrants to purchase 2,734,590 shares of common stock will be completed on or about November 17, 2014. We estimate the total offering expenses of this offering that will be payable by us, excluding the placement agency fees, will be approximately $280,000, which include legal and printing costs, various other fees and reimbursement of the placement agents’ expenses.

     The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any fees or commissions received by them and any profit realized on the resale of securities sold by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by the placement agents. Under these rules and regulations, the placement agent:

•	may not engage in any stabilization activity in connection with our securities; and
•

may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution

     From time to time in the ordinary course of their respective businesses, the placement agent or its affiliates have in the past or may in the future engage in investment banking and/or other services with us and our affiliates for which they have or may in the future receive customary fees and expenses.

     The foregoing does not purport to be a complete statement of the terms and conditions of the placement agency agreement and subscription agreements. Copies of the placement agency agreement and the subscription agreements will be included as exhibits to our current report on Form 8-K that will be filed with the SEC and incorporated by reference into the Registration Statement of which this prospectus supplement forms a part. See “Where You Can Find Additional Information” on page 21 of the prospectus.

     The transfer agent for our common stock is Computershare Trust Company.

     Our common stock is traded on the NASDAQ Capital Market under the symbol “LTBR.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material U.S. federal income tax consequences that may be applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the purchase, ownership and disposition of the common stock and warrants offered by this prospectus supplement and accompanying prospectus. This discussion only applies to purchasers who purchase and hold the common stock and warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not describe all of the tax consequences that may be relevant to each purchaser or holder of common stock and warrants in light of its particular circumstances.

     This discussion is based upon provisions of the Code, Treasury regulations promulgated thereunder, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those discussed below. This discussion does not address all aspects of U.S. federal income taxes (such as the alternative minimum tax) and does not describe any non-U.S., state, local or other tax considerations that may be relevant to a purchaser or holder of common stock or warrants in light of its particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or a holder of common stock or warrants that is subject to special treatment under U.S. federal income tax laws (including a tax-exempt entity, pension or other employee benefit plan, financial institution or broker-dealer, person holding common stock or warrants as part of a hedging or conversion transaction or straddle, an insurance company, a former U.S. citizen, or former long-term U.S. resident). The authorities on which this discussion is based are subject to various interpretations, and any views expressed within this discussion are not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described herein. Additionally, we cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

     If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds common stock or warrants, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership that holds the common stock or warrants you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the common stock and warrants.

     THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY. IF YOU ARE CONSIDERING THE PURCHASE OF THE COMMON STOCK AND WARRANTS, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE COMMON STOCK AND WARRANTS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR NON-U.S. TAXING JURISDICTIONS.

Purchase of the Common Stock and Warrants

     The units constituting the common stock and warrants will be treated as “investment units” under U.S. federal income tax law. For U.S. federal income tax purposes, the purchase by “U.S. holders” and “non-U.S. holders” (each as defined below) of a unit will be treated as the acquisition of two components: one share of common stock and 0.95 warrants. The purchase price for each unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the applicable “U.S. holder” or “non-U.S. holder.” This allocation of the purchase price for each unit will establish the initial tax basis for U.S. federal income tax purposes of a “U.S. holder” and “non-U.S. holder” in the shares of common stock and the warrants that comprise each unit.

     For this purpose, the Company currently expects that $1.00 of the purchase price for each unit will be allocated to each share of common stock and $0.75 of the purchase price for each unit to each warrant; however, such allocation is subject to change. A holder may obtain the final allocation by submitting a written request to the Company directed to Gary Sharpe, Investor Relations and Corporate Communications, Lightbridge Corporation, 1600 Tysons Boulevard, Suite 550, McLean, Virginia 22102. However, the IRS will not be bound by the Company’s allocation of the purchase price between the shares of common stock and warrants, and, therefore, the IRS or a court may not respect the allocation set forth above. Each “U.S. holder” and “non-U.S. holder” should consult its own tax advisor regarding the allocation of the purchase price for each unit between the two components.

U.S. Holders

     Subject to the qualifications set forth above, the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the common stock and warrants by “U.S. holders.” You are a “U.S. holder” if you are a beneficial owner of the common stock or warrants and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

     Common stock

     Distributions on the Common stock.

     In general, if distributions are made with respect to our common stock, such distributions will be includible in a U.S. holder’s income of the day such a distribution is actually or constructively received by a U.S. holder as dividend income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of such distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the common stock (but not below zero), and the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Disposition of the Common Stock.” Dividend income received by non-corporate U.S. holders (including individuals) of common stock will generally be subject to the preferential rates applicable to long-term capital gains if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The preferential rate does not apply to dividends received to the extent that the U.S. holder elects to treat the dividends as “investment income,” which may be offset against investment expenses. Furthermore, the rate reduction does not apply to dividends that are paid to non-corporate U.S. holders with respect to the common stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the common stock becomes ex-dividend.

     Furthermore, U.S. holders that are individuals, estates, or trusts that do not fall into a special class of trusts that are exempt from such tax could be subject to the 3.8% Medicare tax on net investment income or “undistributed net investment income” (in the case of estates and trusts). A U.S. holder’s net investment income generally will include any dividends received with respect to the common stock, unless such dividends are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

     Dividends received by corporate U.S. holders of common stock generally will be eligible for the dividends-received deduction. Generally, this deduction is allowed if the underlying stock is held by the corporate U.S. holder for at least 46 days during the 91 day period beginning on the date 45 days before the ex-dividend date of the common stock.

     Disposition of the Common Stock

     Upon any sale, exchange, redemption, or other disposition of the common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder on any sale, exchange, redemption or other disposition and the U.S. holder’s adjusted tax basis in the common stock. As discussed above, a U.S. holder’s initial tax basis in its common stock will equal the portion of the purchase price of a unit allocated to each share of common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock exceeds one year. Long-term capital gains of non-corporate U.S. holders (including individuals) with respect to the common stock are currently eligible for reduced rates of taxation. Certain limitations exist on the deduction of capital losses by U.S. holders. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses.

     In addition, gains recognized by U.S. holders that are individuals, estates, or trusts that do not fall into a special class of trusts that are exempt from such tax could be subject to the 3.8% Medicare tax on net investment income or “undistributed net investment income” (in the case of estates and trusts). A U.S. holder’s net investment income generally will include its net gains from the disposition of the common stock, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

     Warrants

     Exercise of Warrants.

     A U.S. holder will not recognize gain or loss for U.S. federal income tax purposes on the exercise of a warrant. A U.S. holder’s initial tax basis in a share of our common stock received on the exercise of a warrant will be equal to the sum of (i) such U.S. holder’s tax basis in such warrant plus (ii) the exercise price paid by such U.S. holder on the exercise of such warrant. As discussed above, a U.S. holder’s initial tax basis in its warrant will equal the portion of the purchase price of a unit allocated to the warrant.

     The U.S. federal income tax consequences of a cashless exercise of a warrant to a U.S. holder are not clear under current tax law. A cashless exercise may, for example, be treated as a tax-free recapitalization, in which case a U.S. holder’s tax basis in the shares of our common stock received would equal the tax basis in the surrendered warrants, and the U.S. holder’s holding period in any shares of our common stock received on exercise would include the holding period of the surrendered warrants. Alternatively, a cashless exercise could be treated as a taxable exchange, which is treated in the same manner as a sale or exchange of warrants (as described below) in which gain or loss should be recognized and the U.S. holder’s holding period in the shares of our common stock received on exercise would begin on the day after the warrants are exercised and would not include the period during which the warrants were held. The U.S. holder’s tax basis in the shares of our common stock received would equal the fair market value of such shares of common stock at the time of the cashless exercise.

     Due to the absence of authority as to the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences described above, or of other possible characterizations of a cashless exercise, would be adopted by the IRS or a court of law. Accordingly, a U.S. holder should consult its own tax advisors with respect to the tax consequences of making a cashless exercise.

     Disposition of Warrants.

     Upon any sale, exchange or other disposition of a warrant, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder on any sale, exchange, or other disposition, and the U.S. holder’s adjusted tax basis in the warrant. As discussed above, a U.S. holder’s initial tax basis in its warrant will equal the portion of the purchase price of a unit allocated to the warrant. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for warrant exceeds one year. Long-term capital gains of non-corporate U.S. holders (including individuals) with respect to a warrant are currently eligible for reduced rates of taxation. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate U.S. holders. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses.

     In addition, gains recognized by U.S. holders that are individuals or estates, or a trusts that do not fall into a special class of trusts that are exempt from such tax could be subject to the 3.8% Medicare tax on net investment income or “undistributed net investment income” (in the case of estates and trusts). A U.S. holder’s net investment income generally will include its net gains from the disposition of the warrants, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

     Expiration of Warrants Without Exercise.

     Upon the expiration of a warrant, a U.S. holder will generally recognize capital loss in an amount equal to such U.S. holder’s tax basis in the warrant. Certain limitations exist on the deduction of capital losses by U.S. holders. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses.

     Certain Adjustments to the Warrants.

     Any adjustment to the number of our common shares that will be issued on the exercise of a warrant, or an adjustment to the exercise price of a warrant, may be treated as a constructive distribution to a U.S. holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. holder’s proportionate interest in the earnings and profits or assets of the Company. An adjustment can be treated as a constructive distribution regardless of whether the U.S. holder ever exercises the warrant or receives any cash or property as a result of the adjustment (or, in certain circumstances, a failure to adjust). However, it is unclear whether such constructive distributions would be eligible for the reduced tax rate applicable to “qualified dividend income” paid to non-corporate U.S. holders or for the dividends-received deduction applicable to certain dividends paid to corporate U.S. holders (discussed in “Distributions on the Common Stock” above). You should consult your tax advisor as to the tax consequences of receiving constructive dividends. Generally, a U.S. holder’s tax basis in a warrant will be increased by the amount of any such constructive distribution.

     Information Reporting and Backup Withholding.

     Information reporting and backup withholding may apply with respect to payments of dividends (including constructive distributions) on the common stock and to certain payments of proceeds on the sale or other disposition of the common stock and warrants. Certain U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the common stock and certain payments of proceeds on the sale or other disposition of the common stock and warrants if the U.S. holder:

•	fails to furnish its Taxpayer Identification Number (“TIN”);
•	furnishes an incorrect TIN;
•	is notified by the IRS that such holder is subject to backup withholding because it has failed to properly report payments of interest; or
•	under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest payments.

     A U.S. holder generally will be eligible for an exemption from backup withholding upon providing a properly completed IRS Form W-9 to us or our paying agent. U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the IRS.

Non-U.S. Holders

     Subject to the qualifications set forth above under the heading “Material U.S. Federal Income Tax Consequences,” the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the common stock and warrants by certain “non-U.S. holders” (as defined below). For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of the common stock or warrants and you are not a “U.S. holder” or an entity treated as a partnership for U.S. federal income tax purposes.

     Common Stock

     Distributions on the Common Stock.

     In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s tax basis in the common stock (but not below zero) and, to the extent such portion exceeds the non-U.S. holder’s tax basis, the excess will be treated as gain from the disposition of the common stock, the U.S. federal income tax treatment of which is discussed below under “Disposition of the Common Stock.”

     Dividends paid to a non-U.S. holder of the common stock that are not effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to U.S. backup withholding, provided certain certification and disclosure requirements are satisfied, including completing an IRS Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person, as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence.

     A non-U.S. holder of the common stock who wishes to claim the benefit of an applicable income tax treaty and avoid backup withholding, as discussed below, for dividends will be required to (a) complete an IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such non-U.S. holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of the applicable Treasury regulations.

     A non-U.S. holder of the common stock eligible for a reduced rate of withholding pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

     Disposition of the Common Stock.

     Any gain realized by a non-U.S. holder on the disposition of the common stock will generally not be subject to U.S. federal income tax or U.S. backup withholding unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•

we are or have been a United States real property holding company (“USRPHC”) for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such non U.S. holder owned, directly or pursuant to certain attribution rules, more than 5% of our common stock at any time during the five year period ending on the date of disposition, provided that our common stock is regularly traded on an established securities market. We believe that we are not currently a USRPHC.

     A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale of the common stock under regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a United States person, as defined under the Code, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale of the common stock, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States. A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the non-U.S. holder were a United States person as defined under the Code.

     Warrants

     Exercise of Warrants.

     A non-U.S. holder will not recognize gain or loss for U.S. federal income tax purposes on the exercise of a warrant. A non-U.S. holder’s initial tax basis in a share of our common stock received on the exercise of a warrant will be equal to the sum of (i) such U.S. holder’s tax basis in such warrant plus (ii) the exercise price paid by the non-U.S. holder on the exercise of such warrant. As discussed above, a non-U.S. holder’s initial tax basis in its warrant will equal the portion of the purchase price of a unit allocated to the warrant.

     The U.S. federal income tax consequences of a cashless exercise of a warrant to a non-U.S. holder are not clear under current tax law. A cashless exercise may, for example, be treated as a tax-free recapitalization, in which case a non-U.S. holder’s tax basis in the shares of our common stock received would equal the tax basis in the surrendered warrants, and the non-U.S. holder’s holding period in any shares of our common stock received on exercise would include the holding period of the surrendered warrants. Alternatively, a cashless exercise could be treated as a taxable exchange, which is treated in the same manner as a sale or exchange of warrants (as described below) in which gain or loss should be recognized and the non-U.S. holder’s holding period in the shares of our common stock received on exercise would begin on the day after the warrants are exercised and would not include the period during which the warrants were held. Any gain generally should be treated in the same manner as described below under “Sale, Exchange, or Other Disposition of Warrants.” The non-U.S. holder’s tax basis in the shares of our common stock received would equal the fair market value of such common stock at the time of the cashless exercise.

     Sale, Exchange, or Other Disposition of Warrants.

     Upon the sale, exchange, or other disposition of a warrant, a non-U.S. holder will generally not be subject to U.S. federal income tax on such sale, exchange, or other disposition of a warrant unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	we are or have been a USRPHC. We believe that we are currently not a USRPHC.

     A non-U.S. holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale of the warrant under regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale of the warrant, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States. If the third bullet point above is applicable, a non-U.S. holder will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In the event that our warrants are regularly traded on an established securities market, the treatment described in the preceding sentence would apply to a non-U.S. holder that owned, directly or pursuant to certain attribution rules, more than 5% of our warrants at any time during the five year period ending on the date of the disposition.

     If a non-U.S. holder is subject to U.S. federal income tax on any sale, exchange, or other disposition of the warrant, such non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the non-U.S. holder on any sale, exchange, or other disposition of the warrant, and the non-U.S. holder’s adjusted tax basis in the warrant. As discussed above, a non-U.S. holder’s initial tax basis in its warrant will equal the portion of the purchase price of a unit allocated to the warrant. The capital gain or loss recognized by the non-U.S. holder will be long-term capital gain or loss if the non-U.S. holder’s holding period for the warrant exceeds one year. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers. A non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses.

     Expiration of Warrants Without Exercise.

     Upon the expiration of a warrant, a non-U.S. holder will generally recognize capital loss in an amount equal to such non-U.S. holder’s tax basis in the warrant. Certain limitations exist on the deduction of capital losses by non-U.S. holders. A non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses.

     Certain Adjustments to the Warrants.

     Any adjustment to the number of our common shares that will be issued on the exercise of a warrant, or an adjustment to the exercise price of a warrant, may be treated as a constructive distribution to a non-U.S. holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such non-U.S. holder’s proportionate interest in the “earnings and profits” or assets of the Company. An adjustment can be treated as a constructive distribution regardless of whether the non-U.S. holder ever exercises the warrant or receives any cash or property as a result of the adjustment (or, in certain circumstances, a failure to adjust). Generally, a non-U.S. holder’s tax basis in a warrant will be increased by the amount of any such constructive distribution. Any constructive distribution will be taxed in the same manner as an actual distribution, as discussed in “Distributions on the Common Stock” above, including withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, which may be withheld from subsequent payments on the common stock, or the proceeds of a disposition of the common stock or warrants paid or credited to a non-U.S. holder.

     Information Reporting and Backup Withholding.

     We must report annually to the IRS and to each non-U.S. holder the amount of dividends (including constructive distributions) paid to such non-U.S. holder on the common stock and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty with the United States.

     A non-U.S. holder will not be subject to backup withholding on dividends paid to such non-U.S. holder as long as such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption. Generally, the certification procedures to claim treaty benefits described under “Distributions on the Common Stock” above will generally satisfy the certification requirements necessary to avoid backup withholding.

     Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of the common stock or warrants which may be acquired upon exercise of the warrants, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

     U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

     Foreign Account Tax Compliance Act.

     The Foreign Account Tax Compliance Act (“FATCA”), generally imposes a 30% withholding on certain types of U.S.-source “withholdable payments” (including dividends and the gross proceeds from the sale or other disposition of stock of a U.S. corporation) to a foreign financial institutions (which are broadly defined for this purpose), and other non-U.S. entities that fail to comply with certain certification and information reporting requirements regarding U.S. account holders or owners of such institutions or entities. The obligation to withhold under FATCA applies to any dividends on the common stock and is currently expected to apply to gross proceeds from the disposition of the common stock, and though not entirely clear under FATCA, possibly the warrants, paid after December 31, 2016. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in the common stock and warrants.

     THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE COMMON STOCK AND WARRANTS.

LEGAL MATTERS

     Gary R. Henrie, Las Vegas, Nevada, will issue a legal opinion as to the validity of the issuance of the securities offered under this prospectus. Certain legal matters with respect to the warrants offered under this prospectus will be passed upon for us by Shearman & Sterling, LLP, Palo Alto, California, 94306. Goodwin Procter LLP, New York, New York, has served as counsel for the placement agent.

EXPERTS

     The consolidated financial statements of the Company as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 incorporated in this prospectus supplement by reference have been audited by the accounting firm of Anderson Bradshaw, PLLC, an independent registered public accounting firm, as indicated in their report thereon dated March 21, 2014, which is incorporated by reference herein in reliance upon such firm’s authority as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to “incorporate by reference” into this prospectus supplement certain information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we file with the SEC after the date of this prospectus supplement will automatically update this prospectus supplement. We incorporate by reference into this prospectus supplement the documents listed below, which are considered to be a part of this prospectus supplement:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed March 27, 2014, as amended on September 17, 2014;
•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, filed on May 8, 2014;
•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, filed on August 5, 2014;
•	Our Current Report on Form 8-K, filed with the SEC on November 12, 2014; and
•	The description of our common stock, $0.001 par value per share, contained in our Registration Statement on Form 8-A, filed on October 8, 2009 pursuant to Section 12(b) of the Exchange Act.

     All documents that we file with the SEC after the date of this prospectus supplement pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, are incorporated by reference into this prospectus supplement and will automatically update information in this prospectus supplement; provided, however, that notwithstanding the forgoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus supplement. The information contained in any such filing will be deemed to be a part of this prospectus supplement, commencing on the date on which the document is filed.

     You may request a copy of these reports, which we will provide to you at no cost, by writing or calling us at our mailing address and telephone number: Lightbridge Corporation, 1600 Tysons Boulevard, Suite 550, McLean, Virginia 22102, Attn: Investor Relations, telephone: (571) 730-1213.